FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of November 2011

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Finalizes Number and Exercise Price of Stock Options

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: November 16, 2011	By:	/s/ Shinji Iwai
Shinji Iwai
Senior Managing Director

Nomura Finalizes Number and Exercise Price of Stock Options

Tokyo, November 16, 2011—Nomura Holdings, Inc. (the “Company”) today announced that it has finalized the number and the exercise price of stock acquisition rights to be issued as stock options based on a resolution of its Executive Management Board held on October 31, 2011, as outlined below.

Stock Acquisition Rights No. 43

1. Total Number of Stock Acquisition Rights to be Issued	28,580

2. Grantees	Total of 1,138 directors and employees of subsidiaries of the Company

3. Shares of Common Stock Under Stock Acquisition Rights	2,858,000 shares

4. Value of Assets Financed upon the Exercise of the Stock Acquisition Rights

30,200 yen per Stock Acquisition Right

302 yen per share

(Equal to the product of (i) the average of the daily closing prices of the common stock of the Company in regular transactions at the Tokyo Stock Exchange during October 2011 and (ii) 1.05 (any fraction of less than one (1) yen resulting from the calculation shall be rounded up to the nearest yen))

5. Total Value of Common Stock to be Granted (issue of new stocks or transfer of treasury stocks) Upon Exercise of Stock Acquisition Rights (issue of new shares or transfer of treasury shares)	863,116,000 yen

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs over 27,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through three business divisions: retail, asset management, and wholesale (global markets and investment banking). For further information about Nomura, please visit www.nomura.com.